US CAPITAL GLOBAL
ASSET MANAGEMENT & CORPORATE FINANCE

555 Montgomery Street, Suite 1501
San Francisco, CA 94111
Tel +1 415 889 1010
Fax +1 415 358 5665
www.uscapglobal.com

August 13, 2020

CONFIDENTIAL

Dr. Vu Theriot, MD
President
Nouslogic Healthcare, Inc.
51510 Crenshaw Rd, Ste 150A
Pasadena, TX 77505

Dear Dr. Theriot:

US Capital Global Partners LLC ("USCGP") is pleased to confirm with this Letter Agreement ("Agreement") the arrangements under which USCGP is being engaged to act as financial advisor to Nouslogic Healthcare, Inc. ("Company") in connection with Company's objective to raise up to $5,500,000 in equity, and a willingness to pay a 7.0% cash commission and 3.5% warrants commission of the closing amount of the transaction. For purposes of this Agreement, the term "Company" includes Company's affiliates and successors. The terms of this Letter Agreement constitute USCGP's "Engagement."

1. Services. Solely in connection with Company's objective (as stated above), Company engages USCGP to conduct an exclusive and proprietary Due Diligence and Review of Company and to advise Company on potential strategic alternatives.

For purposes of this Agreement, "Due Diligence and Review" means USCGP proprietary analysis and research, which is not measured by any absolute standard but is based on what USCGP deems to be relevant facts pertaining to Company. In connection with Due Diligence and Review, USCGP retains full discretion to determine (a) the information and documents that Company must provide to USCGP and (b) what, if any, potential strategic alternatives may be appropriate for Company.

Notwithstanding anything contained in this Agreement to the contrary, USCGP has no responsibility for designing or implementing initiatives to improve Company's operations, profitability, cash management or liquidity, to provide any fairness, valuation or solvency opinion, or to make an independent evaluation or appraisal of assets or liabilities of Company or any other entity. USCGP make no representations or warranties about Company's ability to successfully effect a financing or other transaction. USCGP is engaged solely to determine potential strategic alternatives as contemplated by this Agreement.

It is understood that nothing contained in this Agreement shall constitute an express or implied commitment by USCGP to act in any capacity or to underwrite, place or purchase any financing or securities. USCGP will not be providing Company with, and Company will not look to USCGP for, tax, legal, accounting or investment advice.

2. Term. The term of this Agreement will commence on the date hereof and will continue for a period of three (3) months unless sooner terminated under Section 8 below.

3. Fees. As compensation for USCGP's services, Company agrees to pay USCGP by wire transfer a non-refundable one-time fee of $60,000 ("Engagement Fee") due and payable as following: $40,000 due and payable by no later than 8/20/2020, and $20,000 due and payable at first close.

4. Expenses. In addition to Engagement Fees, Company will promptly reimburse USCGP for all of USCGP's reasonable, documented and approved out-of-pocket expenses incurred during the course of USCGP's Engagement. Company's obligation to reimburse expenses incurred by USCGP in connection with the Engagement shall survive the completion or termination of the Engagement.

5. Confidentiality. Company will not disclose, summarize, excerpt from or otherwise refer to any determination provided by USCGP to Company, whether formal or informal, without USCGP's prior written consent. In addition, Company will not refer to USCGP's name, the terms of USCGP's Engagement or communications between the parties, without USGCP's prior written consent. Company's obligations under this Section 5 shall survive the completion or termination of the Engagement.

6. Information. In connection with USCGP's Engagement, Company will provide USCGP with access to Company's officers, directors, employees, accountants, legal advisors and other representatives (collectively, "Representatives"), and will furnish USCGP, and cause its Representatives to furnish USCGP, with such information as USCGP believes appropriate to USCGP's Engagement (all such information so furnished being "Information"). Company recognizes and confirms that USCGP (a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing USCGP's services without having independently verified the same, (b) do not assume responsibility for the accuracy or completeness of Information and such other information, (c) will not make an independent evaluation or appraisal of any assets or liabilities of Company or any other entity and (d) with respect to any financial forecasts (including cost savings and synergies) that may be provided to or discussed with USCGP, USCGP will assume that they have been reasonably prepared and reflect the best then currently available estimates and judgment of Company's management. Company recognizes that USCGP will work on the assumption that the Information to be furnished by Company and its Representatives, when delivered, will be true and correct in all material respects and will not contain any material misstatement of fact or omit to state any material fact necessary to make the statements contained therein not misleading and that Company will promptly notify USCGP if it learns of any material inaccuracy or misstatement in, or material omission from, any Information delivered to USCGP.

7. Indemnification; Limitation of Liability. Company acknowledges that USCGP has been engaged as an independent contractor and that nothing in this Agreement or the nature of USCGP's services shall be deemed to create a fiduciary or agency relationship between USCGP and Company. In order to induce USCGP to accept the Engagement, Company agrees to the indemnity and exculpation provisions and other matters set forth in Annex A, which forms a part of and is incorporated by reference into this Agreement. Company also agrees that USCGP and its shareholders, directors, officers and employees will not have any liability (whether direct or indirect, in contract or tort or otherwise) to Company pursuant to this Agreement and hereby waives and releases them from any and all causes of action, defenses, setoffs, counterclaims and claims for relief of every nature. The terms and provisions of this Section 7 and of Annex A shall survive the completion or termination of the Engagement.

8. Termination. The Engagement may be terminated with or without cause by Company or by USCGP at any time and without liability or continuing obligation by USCGP; provided, however, that no termination of USCGP's Engagement shall modify or affect (a) Company's obligation to pay USCGP's

fees and expenses through the effective date of termination, and (b) Company's other obligations under this Agreement, all of which shall survive the termination of USCGP's Engagement.

9. Other USCGP Partners Activities. Company understands and acknowledges that in performing the Engagement, USCGP will not be under any duty to disclose to Company, or use for the benefit of Company, any confidential or non-public information obtained by USCGP in the course of providing services to any other entity or person. Except with Company's consent or as otherwise required in carrying out USCGP's services, USCGP will treat as confidential all information, whether oral or written that Company provides to USCGP, except for information (a) already in USCGP's possession prior to USCGP's receipt from Company or its Representatives, (b) which USCGP obtain from a person (other than Company or any of Company's Representatives) who, insofar as is known to USCGP, is not prohibited from transmitting the information to USCGP by a contractual, legal or fiduciary obligation to Company, (c) that is already or becomes public, (d) that Company agrees may be disclosed or (e) that USCGP are requested or required to disclose by applicable law, regulation or legal process.

10. Client Identification. Company will provide to USCGP, as necessary and upon request, identifying information, including, but not limited to, a government-issued identification number (e.g., a U.S. taxpayer identification number) and certain other information or documents necessary to verify Company's identity, such as certified corporate documentation, partnership agreement or trust instrument.

11. Reasonable Fees. Company acknowledges and agrees that the Engagement Fee is non-returnable and has been agreed upon by the parties in anticipation of the commitment of time and effort that will be required of USCGP during the Engagement.

12. Other Company Advisors. Company agrees that no Indemnified Person, as defined in Annex A, shall have any responsibility or liability to Company in connection with a recommendation made to Company by any other entity or person that Company may engage.

13. Public Announcements. Company acknowledges that USCGP may, at USCGP's option and expense and after public announcement of a USCGP strategic alternative implemented by Company, place announcements and advertisements or otherwise publicize such transaction and USCGP's role in it (which may include the reproduction of Company's logo and a hyperlink to Company's website) on USCGP's internet website and in such financial and other newspapers and journals as USCGP may choose, stating that USCGP acted as financial advisor to Company in connection with such transaction.

14. Authorization. Company acknowledges that it fully understands the terms of this Agreement, acknowledges that Company has reviewed and agreed to be bound by the terms, and represents that Company has the requisite power and authority to enter into this Agreement. This Agreement may be executed in counterparts, and electronic or facsimile signatures shall be deemed original, binding signatures.

15. Governing Law; Jurisdiction. This Agreement shall be governed by the law of the State of California.

16. Dispute Resolution.

(a) *Dispute*. Any dispute, claim, or controversy arising out of or relating to this Agreement, including the negotiation, breach, validity or performance of the Agreement, the rights and obligations

contemplated by the Agreement, any claims of fraud or fraud in the inducement, and any claims related to the scope or applicability of this agreement to arbitrate, shall be resolved at the request of any party to this Agreement through a two-step dispute resolution process administered by JAMS or another judicial and mediation service mutually acceptable to the parties involving first mediation, followed if necessary, by final and binding arbitration administered by a single JAMS arbitrator (the "Arbitrator") in San Francisco, California, pursuant to JAMS Comprehensive Arbitration Rules & Procedures.

(b) *Governing Law and Procedure.* The Arbitrator may grant injunctions and other relief in such disputes. The Arbitrator shall administer and conduct any arbitration in accordance with California law, and the Arbitrator shall apply substantive and procedural California law to any dispute or claim, without reference to any conflict-of-law provisions of any jurisdiction. To the extent that the JAMS Rules conflict with California law, California law shall take precedence.

(c) *Final Award.* The Arbitrator shall issue a written award. The award shall be binding and final as between the parties, and a judgment may be entered upon the award in any court of competent jurisdiction. The parties agree that the prevailing party in any arbitration shall be entitled to injunctive relief in any court of competent jurisdiction to enforce the arbitration award. Notwithstanding the confidentiality of the arbitration proceedings as set forth below in paragraph 16(g), the final award shall not be confidential.

(d) *Costs.* The parties shall each pay an equal share of the costs and expenses of such arbitration and each party shall separately pay for its respective counsel fees and expenses; provided, however, that the Arbitrator shall award attorneys' fees and costs to the prevailing party, except as prohibited by law. If the Arbitrator determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the Arbitrator may award the prevailing party an appropriate percentage of the costs and expenses incurred by the prevailing party.

(e) *Waiver of Jury Trial.* By entering into this Agreement, each party waives the right to a trial by jury.

(f) *Injunctive Relief.* Notwithstanding the foregoing, this Agreement will not prevent either party from seeking provisional injunctive relief from any court having jurisdiction over the parties and the subject matter of their dispute relating to this Agreement and any agreements incorporated herein by reference.

(g) *Confidentiality.* The parties agree that the arbitration shall be confidential and that no party shall disclose to any person who is not an officer, director, employee or limited partner of a party any document filed at JAMS or exchanged between the parties or testimony presented (or any summaries or quotations thereof) in connection with the arbitration that is designated either on the document or on the testimonial record as "Confidential" (the "Confidential Information"). If, in connection with any judicial proceedings to modify, vacate or confirm any order or award, Confidential Information must be filed with any court, the party submitting such Confidential Information shall file such Confidential Information under seal and shall also file a motion with the court requesting that the Confidential Information remain under seal and no party shall oppose such request. The final award shall not be confidential.

(h) *Class Action Waiver.* Company agrees that Company will not assert class action or representative action claims against USCGP in arbitration or otherwise, nor will Company join or serve as a member of a class action or representative action, and Company agrees that Company will only submit its own, individual claims in arbitration and Company will not seek to represent the interests of any other person.

(i) *Voluntary Nature of Agreement.* Company acknowledges that Company has read this Agreement carefully and understands and accepts the obligations which it imposes upon it without reservation. No promises or representations have been made to Company to induce Company to sign this Agreement. Company further acknowledges that Company has been given the opportunity to discuss this

Agreement with Company's private, legal counsel and has taken advantage of that opportunity to the extent Company wanted to do so.

17. Waiver; Assignment. Company's failure to perform its obligations under this Agreement shall not be deemed a waiver by USCGP to enforce any term of the Agreement. Company may not assign this Agreement without the written consent of USCGP.

18. Amendment; Modification. This Agreement may only be amended or modified in writing which must be signed by both parties. This Agreement may not be amended or modified by email.

19. Notices. All notices given under this Agreement must be in writing and served personally, by U.S. Postal Service certified mail, return receipt requested or by a recognized courier service, signature required and delivered to the addresses first set forth in this Agreement or such other address designated in writing by a party.

20. Severability. This Agreement shall be valid notwithstanding that a court may find unenforceable one or more contractual terms.

21. Entire Agreement. The Agreement represents the entire understanding between the parties relating to the Engagement and supersedes prior understandings whether written or oral.

22. Expiry of Proposal. Please indicate Company's acceptance of this Agreement by signing below and returning the letter to USCGP together with an initial payment of the Engagement Fee in the amount of $40,000 by wire transfer no later than 08/20/2020, on which date this proposal will expire. The balance of $$20,000 of the Engagement Fee shall be due and payable at close.

USCGP Wiring Instructions

Name of beneficiary:	US Capital Global Partners, LLC
Account number:	263900075
SWIFT:	CHASUS33
Name of bank:	JPMorgan Chase Bank, N.A.
Address of bank:	101 Montgomery St. San Francisco, CA 94104
Routing number:	322271627
Address of beneficiary:	555 Montgomery Street, Suite 1501 San Francisco, CA 94111

USCGP is delighted to accept the Engagement and looks forward to working with you. Please confirm your agreement to the foregoing by signing and returning to USCGP the enclosed duplicate of this Agreement which then will be a binding agreement and wiring payment to USCGP.

Very truly yours,

US CAPITAL GLOBAL PARTNERS LLC

By: ______________________________

Name: Charles Towle

Title: Managing Partner

Agreed and accepted as of the date first set forth above:

Nouslogic Healthcare, Inc.

DocuSigned by:

By: Vu Doan Theriot ____________

3837586B48F0401...

Name: Vu Theriot, MD

Title: President

Enclosure: Annex A

ANNEX A

Company agrees to indemnify and hold harmless USCGP and its affiliates, and their respective shareholders, members, partners, directors, officers, employees, consultants and agents and each other person, if any, controlling USCGP or any of its affiliates (USCGP and each such other person being an "Indemnified Person") from and against any losses, claims, damages or liabilities related to, or arising out of or in connection with USCGP's Engagement, and will reimburse each Indemnified Person for all reasonable, documented out-of-pocket expenses (including fees, charges and disbursements of counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Engagement, whether or not pending or threatened and whether or not any Indemnified Person is a party. Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Company for or in connection with the Engagement.

Company will not, without USCGP's prior written consent (it being understood that USCGP's consent will not be unreasonably withheld, conditioned or delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding in respect of which indemnification, reimbursement or contribution may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a full release of each Indemnified Person from any and all liabilities arising out of such action, claim, suit, investigation or proceeding. No Indemnified Person seeking indemnification, reimbursement or contribution under this Annex A will, without Company's prior written consent (it being understood that Company's consent will not be unreasonably withheld, conditioned or delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to in the preceding paragraph.

If the indemnification provided for in the first paragraph of this Annex A is judicially determined to be unavailable (other than in accordance with the terms hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (a) in such proportion as is appropriate to reflect the relative benefits to USCGP, on the one hand, and Company, on the other hand, of the Engagement or (b) if the allocation provided by clause (a) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (a) but also the relative fault of each of USCGP and Company, as well as any other relevant equitable considerations; provided, however, in no event shall USCGP's aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by USCGP under the Agreement.